SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003

Boardwalk Equities Inc.

(Translation of registrant’s name into English)

200, 1501 — 1st Street SW, Calgary, Alberta, Canada

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

Form 20-F ☐	Form 40-F ☒

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Boardwalk Equities Inc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 29, 2003
Boardwalk Equities Inc.

By:

/s/ Paul Moon

Paul Moon
Director of Corporate Communications

LETTER TO SHAREHOLDERS

We are pleased to report to you on our second quarter and first half results for 2003. During the first six months of this year, the Company has made significant progress towards achieving its goals for the year, and remains on track to beat last year’s record financial results. Despite the challenging operating environment, the Company has continued to make improvements in increasing its portfolio occupancy rate and we anticipate that the trend will continue into the second half of the year. The Company has also continued to strategically expand its base of operations with additional acquisitions in the Montreal and Quebec City markets.

FINANCIAL AND OPERATING HIGHLIGHTS

Highlights of the Company’s results of the three-months ended June 30, 2003 include:

•	Rental revenues increased 12.1% to $66.7 million in the same period last year.

•	Net operating income (NOI) increased 5.2% to $44.1 million.

•	Funds from operations (FFO), excluding all property sales, increased 0.4% to $17.1 million.

•	FFO per share, excluding all property sales, was unchanged at $0.34.

Highlights for the six-month period ended June 30, 2003 include:

•	Rental revenues increased 16.0% to $132.4 million compared to the same period last year.

•	NOI increased 7.6% to $84.8 million.

•	FFO, excluding all property sales, increased 0.8% to $31.5 million.

•	FFO per share, excluding all property sales, decreased 1.5% to $0.62 on a diluted basis.

•	Excluding a $3.2 million non-recurring utility rebate which contributed $0.07 to FFO per share in the first half of 2002, as well as excluding all property sales, the FFO per share comparison would be $0.62 compared to $0.56 last year, representing an 10.7% increase.

Some portfolio highlights include:

•	The average vacancy rate across the Company’s portfolio for the second quarter of 2003 was 5.0%, compared to 4.9% in the first quarter of 2003, and down from 5.9% in the second quarter of last year.

•	The average monthly rent realized in the first six months of 2003 was $727 per unit, up $25, or 3.5%, from $702 per unit for the 6-month period ended June 30, 2002.

•	The average market rent for the Company’s properties at the end of June 2003 was an estimated $788 per unit per month which compares to an average in-place monthly rent per occupied unit of $765 for the six-month period ended June 30, 2003. This translates into an estimated “loss-to-lease” of approximately $10.6 million, maintaining existing occupancy rate levels.

•	The “same-property” results for the Company’s stabilized properties for the six-month period ended June 30, 2003 showed rental growth of 1.9%, an increase in operating expenses of 15.6% and a decline in NOI of 4.1% compared to the same period last year. Excluding a non-recurring gas rebate received in the first quarter of last year, the Company’s stabilized properties in the first six months of 2003 would have showed rental growth of 1.9%, an increase in operating expenses of 5.4% and NOI growth of 0.2% compared to the same period last year.

•	The “same-property” results for the Company’s stabilized properties for the three-month period ended June 30, 2003 showed rental growth of 2.1%, an increase in operating expenses of 13.5% and a decline in NOI of 2.5% compared to the same period last year.

The Company’s results in the second quarter were below our expectations and reflected several factors:

•	First, the operating environment has remained very competitive. Housing activity continues to be very strong as a result of the low interest rate environment which resulted in lower than expected revenues due to both higher incentives and lower than expected rental rate levels in the period, particularly in our two largest markets.

•	Second, utility and certain other operating costs including those related to turnover came in higher than expected in the quarter, resulting in a deterioration in our operating margins.

•	Third, there was a one-time expense of just under $500,000 in the quarter relating to the refinancing of Boardwalk Centre in Edmonton that impacted FFO by $0.01 per share in the second quarter. The payback on this charge is less than six months and we expect this to be recouped by year-end.

There is a degree of fluctuation in these and other operating variables on a seasonal and quarter-to-quarter basis. As a result, an evaluation of our performance over the full course of a year, to complement our interim reporting, would provide a more meaningful analysis of our results.

We are encouraged by the progress which we are seeing in some areas of our rental operations, particularly the strides which we are making in improving our occupancy rates. We anticipate that occupancy levels in the second half of the year will be improved over last year.

A number of housing market analysts and economists are predicting that the strength of the housing markets will begin to moderate somewhat. Residential mortgage rates have increased off their lows and house prices have continued to climb and are at record levels in a number of our markets. It is still a little too early to tell though when such factors will lead to an improved operating environment. Overall, we are currently experiencing higher year-over-year occupancies and a lower number of move outs as a result of buying a new home.

In the quarters ahead we will be focusing on maximizing rental revenues while containing controllable costs and non-essential capital expenditures.

CONTINUED PORTFOLIO EXPANSION

Boardwalk has broadened and strengthened the Company’s geographic platform significantly over the past year and a half, having established a high-quality portfolio and operating team in major markets areas in Quebec. In 2003, the Company has continued to increase its portfolio in Quebec’s major markets with additional high-quality acquisitions which are accretive to our financial results.

On a year-to-date basis, we have closed on the acquisition of a total of close to 2,000 units, which is at the upper end of our guidance range of between 1000-2000 units per year.

In the second quarter of 2003, the Company completed one property acquisition:

Les Jardins Bourassa, Montreal — an apartment complex in north Montreal consisting of two concrete high-rise buildings with a total of 178 residential units and total rentable area of 85,900 square feet. The transaction closed on June 25, 2003. The acquisition price of $7.0 million equates to approximately $39,100 per unit. The going-in cap rate for the acquisition is estimated at approximately 8%.

This brought the total acquisitions completed in the first six months of 2003 to 1,307 units at a total acquisition price of $61.0 million. This equates to an average acquisition price of approximately $46,600 per unit, and approximately $66 per rentable square foot, which is estimated to be less than 50% of replacement cost.

Subsequent to the end of the second quarter, the Company closed on the acquisition of a total of 646 additional units in Quebec City for a total acquisition price of $45.0 million. The acquisition price equates to an average acquisition price of approximately $69,700 per unit, and approximately $91 per rentable square foot, which is estimated to be less than 55% of replacement cost. In aggregate, the going-in cap rate on these acquisitions is estimated at approximately 8%. The properties acquired were:

Les Appartements du Verdier, Quebec City (Sainte-Foy) — an apartment complex consisting of 14-buildings with a total of 195 residential units and total rentable area of 152,600 square feet. The transaction closed on July 30, 2003. The acquisition price of $11.5 million equates to approximately $59,000 per unit.

Quebec City Portfolio — On August 6, 2003, the Company closed on the acquisition of a 451-unit portfolio in Quebec City. The acquisition price of the portfolio was $33.5 million, which equates to approximately $74,300 per unit. The properties acquired in the portfolio are:

Le Laurier, Quebec City — a high-rise apartment building with a total of 105 residential units and total rentable area of 75,000 square feet. The property is situated in the central core of Quebec City on Avenue Wilfred-Laurier in close proximity to Old Quebec, and overlooks Battlefield Park at the Plains of Abraham with views of the Saint Lawrence River.

Place Samuel De Champlain, Quebec City — a high-rise apartment building located in down town Quebec City consisting of 130 units and total rentable area of 104,200 square feet.

Place du Parc, Quebec City — a high-rise apartment building consisting of 111 residential units and total rentable area of 81,700 square feet.

Place Charlesbourg, Quebec City (Charlesbourg) — an apartment complex consisting of 2 mid-rise concrete buildings with a total of 105 residential units and total rentable area of 82,600 square feet.

In aggregate, to date in 2003, the Company has completed the acquisition of 1,953 units at a total acquisition price of $106 million. This has increased the Company’s portfolio by 7% since December 31, 2002, to approximately 31,200 units.

With our recently completed acquisitions, Boardwalk’s portfolio in Quebec has grown to approximately 5,400 units. We believe that our expanded platform will enable the Company to capitalize on additional expansion opportunities over time and serves to enhance the Company’s long-term growth potential.

Boardwalk Equities Inc.

Second Quarter Report, 2003

MAINTAINING FINANCIAL STRENGTH

Boardwalk’s mortgage debt totalled $1.34 billion as at June 30, 2003, up from $1.31 billion at December 31, 2002. The increase is largely attributable to the additional debt related to property acquisitions that the Company completed during the first half of the year. As of June 30, 2003, the Company’s debt had an average maturity of 4.5 years with a weighted average interest rate of 5.79%. The Company’s debt-to-total-market-capitalization ratio was 63.5% as at June 30, 2003, which compares to 62.7% at the same time last year.

The Company’s interest coverage ratio, excluding gains, for the three-month period ended June 30, 2003 was 2.01 times compared to 1.99 times in the same period last year.

DIVIDEND INCREASED TO ANNUALIZED RATE OF $0.30 PER COMMON SHARE

The Board of Directors recently declared a quarterly cash dividend of $0.075 (Canadian) per share on the outstanding common shares. The dividend is payable on September 10, 2003 to shareholders of record at the close of business on August 28, 2003. The dividend equates to an annual cash dividend rate of $0.30 per common share, which is an increase from the previous annualized dividend rate of $0.08 per common share. This increase in dividend in part reflects the Company’s stability of cash flow and its financial strength and prospects combined with the recognition of the increased demand by investors for income.

This dividend level continues to enable the Company to retain a significant amount of its internally generated cash flow for reinvestment and growth opportunities. We believe this substantial increase in dividend will not impair the Company’s growth potential going forward.

SUMMARY AND OUTLOOK

We remain cautiously optimistic in terms of our outlook for the balance of the year, with occupancy and rental operating trends improving in our largest markets.

In terms of our 2003 FFO per share guidance — as stated in our recent press release — we are revising it downward to between $1.34 and $1.38, from the previous range of between $1.40 and $1.44. Nevertheless, we remain firmly on target to beat our last year’s record performance.

Management believes the Company remains well positioned to benefit from an improvement in the operating environment in the medium to longer term, with a high-quality portfolio geographically concentrated in markets with attractive long-term fundamentals. In addition, with our solid balance sheet, rising cash flows and low payout ratio, Boardwalk continues to be well situated to capitalize on future growth opportunities which may arise.

We will continue to work hard to deliver consistent, sustainable and superior long-term growth in value and FFO per share for our shareholders.

Sincerely,

Sam Kolias President and C.E.O	Mike Hough Senior Vice President

Boardwalk Equities Inc.

Second Quarter Report, 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of Boardwalk Equities Inc. (“Boardwalk”, the “Company” or the “Corporation”) to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

The following should also be read in conjunction with the Management’s Discussion and Analysis (MD&A) included in the Company’s December 31, 2002 Financial Statements and the Notes thereto along with all other publicly posted information on the Company.

PERFORMANCE REVIEW

Boardwalk generates revenues, cash flows and earnings from two separate sources — from rental operations and from the sale of real estate properties.

Boardwalk’s most consistent, and largest, source of income comes from its rental operations. Income from this source is derived from leasing individual apartment units to customers who have varying lease terms ranging from month-to-month to twelve-month leases.

The Company also generates additional income from the periodic sale of selective real estate properties. The sale of these properties is part of Boardwalk’s overall operating strategy whereby the equity generated through the sale is then utilized by the Corporation for the acquisition of new rental properties, to assist in its property value enhancement program or for the acquisition of the Corporation’s common stock in public markets.

The Company assesses and measures segment operating results based on a performance measure referred to as “Funds From Operations” (“FFO”). “FFO” is a generally accepted measure of operating performance of real estate companies; however, it is a non-GAAP measurement. The Company calculates FFO by taking net earnings from continuing and discontinued operations and adding back non-cash items, including future income taxes and amortization. Under the newly established Generally Accepted Accounting Principals in Canada, companies are no longer allowed to incorporate any reference to FFO per share in the body or the notes to the financial statements. These new accounting guidelines are effective for periods ending on or after January 1, 2003. The Corporation’s calculation methodology for FFO may differ from that of other real estate companies and REITs.

Effective January 1, 2003, the Corporation adopted the new Canadian accounting recommendations with respect to the disposal of long-lived assets on or after that date. As a result, the Corporation now presents FFO per share from continuing operations and FFO per share from discontinued operations, as well as total FFO per share separately in it’s MD&A. Previously, the Corporation distinguished between FFO per share from rental operations, FFO per share from property sales and total FFO per share. With the new recommendations, the result of operations and cash flows associated with the disposal of long-lived assets on or after January 1, 2003 is now a component of discontinued operations rather than a component of continuing rental operations.

The following chart discloses the computation of FFO from the amounts reported in the financial results for the Company for the three and six months ended June 30, 2003.

	3 Months	3 Months	6 Months	6 Months
	Jun-03	Jun-02	Jun-03	Jun-02

Net earnings from continuing operations	$2,555	$3,979	$3,322	$5,901
Add
Earnings from discontinued operations	$—	$7	$751	$19
Future Income taxes	$2,085	$2,409	$3,555	$3,823
Future Income taxes on discontinued operations	$—	$3	$329	$10
Amortization	$12,442	$11,608	$24,617	$22,514
Total funds from operations	$17,082	$18,006	$32,574	$32,267
Funds from continuing operations	$17,082	$17,982	$31,494	$32,211
Funds from operations — excluding all property sales	$17,082	$17,015	$31,494	$31,244
Total funds from operations — per share	$0.34	$0.36	$0.64	$0.65
Funds from continuing operations — per share	$0.34	$0.36	$0.62	$0.65
Funds from operations (excluding all property sales) per share	$0.34	$0.34	$0.62	$0.63

Appartements du Verdier,
Quebec City (Sainte-Foy),
Quebec

Domaine d’Iberville,
Montreal (Longueuil),
Quebec

Boardwalk Equities Inc.

Second Quarter Report, 2003

Overall, on a per share basis, the Company earned in the first six months of fiscal 2003 a total of $0.64 in funds from operations ($0.62 excluding all property sales) as compared to $0.65 for the same period last year ($0.63 excluding all property sales). The reader should note that included in the year-to-date numbers for 2002 is a one-time utility refund of $3.2 million, or $0.07 per diluted share. If we were to exclude this one-time non-recurring refund, FFO per share from continuing operations would have increased by 11% on a year-over-year basis. The current quarter results are consistent with those reported during fiscal 2002.

REVIEW OF RENTAL OPERATIONS

	Unaudited	Unaudited		Unaudited	Unaudited
	3 Months	3 Months		6 Months	6 Months
	Jun-03	Jun-02	Change	Jun-03	Jun-02	Change

Rental revenue	$66,675	$59,487	12%	$132,382	$114,171	16%
Expenses:
Operating expenses	$8,141	$6,261		$16,379	$11,780
Utilities	8,061	5,686		$18,294	$15,978
Utilities rebate	—	(67)		—	$(3,302)
Property taxes	6,376	5,708		$12,889	$10,909
	$22,578	$17,588	28%	$47,562	$35,365	34%
Average rent per month	$730	$712	3%	$727	$702	4%
Occupied rental levels	$768			$765
Estimated market rent levels as of June 30, 2003	$788			$788

RENTAL REVENUES

Included in rental revenues are amounts pertaining to revenue generated directly from the leasing of residential locations as well as interest generated from invested cash. The amount reported as interest income represents less than 1% of total rental revenue and, as such, has not been reported separately. All amounts reported on a per unit basis exclude interest in their determination. In accordance with the adoption of the new Canadian accounting recommendations, rental revenues and expenses now exclude for the current and prior periods the results of operations associated with properties sold on or after January 1, 2003.

Overall, Boardwalk’s rental revenues have increased by 16% for the six-month period versus the comparative period in the prior year. The increase is mainly the result of increased revenue generated by new property acquisitions that occurred in the last half of fiscal 2002 and the first half of 2003. These acquisitions were in the province of Quebec.

Boardwalk’s estimated loss-to-lease, representing the difference between estimated market rents and actual occupied rents as of June 30, 2003, maintaining current occupancy levels, totalled $10.6 million on an annualized basis. The reader is cautioned that market rents can be very seasonal and, as such, will vary from quarter to quarter. The significance of this change could materially impact the Corporation’s “estimated loss-to-lease” amount. The importance of this estimate, however, is that it can be an indicator of future rental performance assuming consistent economic conditions and or trends.

PORTFOLIO OCCUPANCY PERFORMANCE

In the second quarter of fiscal 2003, the Company’s overall vacancy rate was 5.0%. This rate was up slightly from the first quarter 2003, an increase that was expected given that traditionally the second quarter is subject to a higher number of seasonal unit turnovers. As compared to the prior year, the vacancy rate is down almost a full percentage point. This improvement is the result of vacancy decreases in most of Boardwalk’s rental markets along with the fact that new acquisitions in Quebec are experiencing low vacancy rates. Although Boardwalk’s largest market — Edmonton, has posted an increase in vacancy compared to 2002, the reported amount is down significantly from the first quarter of 2003, and we are anticipating a continuing downward trend in this market.

Le Laurier,
Quebec City, Quebec

Boardwalk Equities Inc.

Second Quarter Report, 2003

BOARDWALK’S PORTFOLIO VACANCY

	Q2 2003	Q2 2002	Q2 2003	Q1 2003	Q4 2002	Q3 2002

Calgary	7.21%	9.06%	7.21%	7.27%	7.27%	6.09%
Edmonton	4.99%	4.50%	4.99%	5.60%	4.90%	3.91%
Kitchener	3.04%	3.34%	3.04%	2.63%	2.74%	2.53%
London	4.08%	4.57%	4.08%	3.62%	4.43%	4.03%
Other AB	9.32%	10.79%	9.32%	7.61%	8.46%	9.70%
Regina	4.32%	7.81%	4.32%	2.69%	3.07%	4.15%
Saskatoon	6.73%	6.46%	6.73%	4.97%	4.09%	3.91%
Windsor	4.06%	6.60%	4.06%	5.03%	5.95%	5.03%
Montreal	2.00%	0.19%	2.00%	1.80%	1.71%	0.86%
Quebec City	0.78%	—	0.78%	0.29%	0.00%	—
Longueuil	0.70%	—	0.70%	0.42%	—	—

Total	4.99%	5.90%	4.99%	4.88%	4.89%	4.35%

EXPENSES

Operating expenses are made up of costs directly associated with the operations of the rental portfolio. Overall, operating expenses for the six months ended June 30, 2003 increased 34% compared to those reported in the prior comparative six-month period. The increase was due to the combined effect of the recent property acquisitions, along with upward pressure in utilities and operating costs. During the most recent quarter, Boardwalk experienced a significant increase in its utility expense. This increase is mainly the result of increased natural gas prices faced by the Company. During the second quarter of fiscal 2002, Boardwalk was being charged approximately $3.50 per Giga Joule of natural gas usage in its Alberta portfolio. This rate increased to $5.40 for the current period, representing an increase of over 50%. As mentioned in previous Company reports, Boardwalk currently has in place a hedging strategy designed to provide increased stability and predictability to the natural gas commodity pricing. This strategy was not in place during the second quarter of 2002, at which time Boardwalk was the beneficiary of the lower gas pricing. In addition, with the acquisition of Nuns’ Island, Montreal, in May of 2002, the company inherited a gas contract at $4.25 per Giga Joule. This contract has since expired and the price of gas under the new contract is significantly higher.

Also of note was that during the first three months of fiscal 2002, Boardwalk was in receipt of a one-time rebate relating to the sale of Atco’s Viking-Kinsella producing assets. The Alberta Energy and Utility Board instructed ATCO to rebate a portion of the proceeds from the sale of the Viking-Kinsella producing assets to ATCO’s northern customers in the form of a one-time rebate. The rebate was distributed to all ATCO North customers, based on historical usage, at a rate of $3.325/GJ.

SAME PROPERTY RESULTS

With the significant acquisitions in Quebec over the last several quarters, Boardwalk’s overall percentage of stabilized properties has decreased to 82% from the 93% reported in the first quarter of fiscal 2002. As at June 30, 2003, a total of 25,064 units were classified as stabilized. The following compares the “same-store” results for the three months ended June 30, 2003 with the same period in the prior year.

						Net
	Rental		Utility		Operating	Operating
3 M Ended June 30, 2003	Revenue	Utilities	Rebate	Other	Costs	Income

Calgary	-1.1%	27.4%	-100.0%	10.9%	17.5%	-6.7%
Edmonton	2.8%	32.7%	-100.0%	10.1%	18.1%	-2.8%
Other AB	-1.1%	25.9%	-100.0%	0.3%	8.6%	-4.9%
Ontario	4.3%	16.9%	—	2.5%	7.6%	2.2%
Saskatchewan	4.4%	28.4%	—	1.9%	7.9%	2.5%

	2.1%	27.3%	-100.0%	6.5%	13.5%	-2.5%

Les Jardins de Merici,
Quebec City, Quebec

Boardwalk Equities Inc.

Second Quarter Report, 2003

SAME PROPERTY RESULTS

						Net
	Rental		Utility		Operating	Operating
6 M Ended June 30, 2003	Revenue	Utilities	Rebate	Other	Costs	Income

Calgary	-1.8%	-6.5%	-100.0%	14.8%	8.6%	-5.4%
Edmonton	3.0%	-3.7%	-100.0%	15.8%	32.2%	-7.0%
Other AB	-1.0%	-2.7%	-100.0%	7.1%	20.9%	-8.6%
Ontario	4.5%	14.6%	—	3.8%	8.2%	1.7%
Saskatchewan	3.2%	-8.3%	—	4.4%	0.0%	5.4%

	1.9%	-1.5%	-100.0%	10.4%	15.6%	-4.1%

Excluding One-time utility rebate	1.9%	-1.5%	0	10.4%	5.4%	0.2%

For the first six months of fiscal 2003 same store revenue increased by 1.9%. This increase was offset by increased operating costs and resulted in a Net Operating Income increase of 0.2% compared to the same fiscal period in 2002, excluding one-time energy rebates. The increase in operating costs was mainly the result of increased utility prices combined with higher overall operating costs. As was previously noted, Boardwalk’s Alberta portfolio, all of which is classified as stabilized, experienced an increase in natural gas commodity prices of over 50% in the second quarter of 2003 compared to the same period last year. It is not anticipated that the same trend will occur in the latter half of the 2003 fiscal year.

ADMINISTRATION

Boardwalk’s administrative expenses increased by 20% over the comparative six-month period in fiscal 2002. The increase is the combined result of the increasing size of the overall portfolio and the entry into new market areas, along with an increase in personnel costs.

FINANCING COSTS

Financing costs have increased by 7% compared to the first six months of last year. The increase is the combined result of increasing the leverage on the Corporation’s existing portfolio, partially offset by lower market financing rates. At June 30, 2003, the Company’s weighted average interest rate was 5.79%. This compares with the rate of 6.04% reported at June 30, 2002.

DEFERRED FINANCING COSTS AMORTIZATION

The amounts reported here relate primarily to the amortization of CMHC premiums, which are paid as part of first mortgage financing. Under current reporting requirements, if the Corporation replaces an existing mortgage with a new mortgage, all costs associated with the original mortgage, including the unamortized balance of the CMHC premium, are required to be charged to income in the period that this occurs. As a result of this, and due to the variable timing and strategy of each mortgage at maturity, the amounts reported will vary. The amount reported for the second quarter of 2003 is significantly higher than the amount reported in the comparable period last year due to a charge of approximately $500,000 relating to the payout penalty on a specific mortgage. This charge enabled the Company to reduce the interest rate from 6.55% to 3.95%. The estimated payback on the interest rate savings is six months, however, under current Canadian Generally Accepted Accounting Principals, the amount of the penalty must be expensed during the most recent quarter.

AMORTIZATION

Overall, amortization reported for the second quarter of 2003 has increased from the comparative period of the prior year. The increase is the direct result of an increase in the size of the Corporation’s real estate portfolio. Amortization will also continue to increase as a result of the Corporation’s use of the “sinking fund method” of amortization, which results in higher depreciation charges as the buildings age.

REAL ESTATE ASSETS

During the first half of fiscal 2003, the Corporation acquired 1,307 (178 of these in the second quarter) units in the province of Quebec. The total purchase price of the acquisitions was $62.8 million, including a fair value adjustment to debt of $0.9 million. The acquisitions were funded through cash of approximately $46.4 million and the assumption of $15.5 million of debt. In addition, the Company disposed of a 40-unit property located in Edmonton, Alberta during the first quarter of 2003 for a sales price of approximately $3.0 million.

Place Charlesbourg,
Quebec City (Charlesbourg),
Quebec

Place du Parc,
Quebec City, Quebec

Boardwalk Equities Inc.

Second Quarter Report, 2003

CAPITAL IMPROVEMENTS

For the first half of fiscal 2003, Boardwalk invested approximately $23.3 million back into its buildings in the form of project enhancements. The chart in the sidebar details where these funds were allocated.

Included in these amounts is approximately $2.7 million of capitalized on-site wages and salaries, representing approximately 11.7% of total capital expenditures for the six-month period. This amount is an estimate of site personnel cost in assisting with the completion of these capital projects.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s financial position continues to be strong, with the overall mortgage level reported at 81% of depreciated book value and with the portfolio at over 92% CMHC insured at June 30, 2003. Currently, Boardwalk has an operating facility with a major financial institution with excess available of approximately $26 million subsequent to the closing of the Company’s most recent acquisition in August of 2003. More detail on acquisitions completed subsequent to June 30th, 2003 is provided in the Subsequent Events section of the MD&A. In addition to this, the Company is expected to be able to refinance existing maturing mortgages, which will result in an additional $28 million added to our credit facility prior to the end of the fiscal year. For the first six months of 2003, Boardwalk’s interest coverage ratio from continuing operations for the second quarter of fiscal 2003 was 2.01 up from 1.99 posted for Q2 2002. The increase in the ratio is in part the result of Boardwalk’s lower average interest rate of its debt.

MORTGAGE SCHEDULE
(CDN$)

		Weighted Average
Fiscal Year	Balance at 6/30/2003	Interest rate

2003	$114,608,000	4.84%
2004	140,194,000	5.37%
2005	74,427,000	6.19%
2006	128,117,000	5.46%
2007	232,786,000	5.45%
2008	256,320,000	6.09%
2009	162,681,000	6.09%
2010	61,992,000	6.90%
2011	74,199,000	6.23%
2012	31,218,000	6.19%
2013	27,054,000	5.67%
Subsequent	32,894,000	6.49%

	$1,336,490,000	5.79%

SUBSEQUENT EVENTS

Subsequent to June 30, 2003, the Corporation contracted to acquire 646 residential units from unrelated third parties for an aggregate price of $45.0 million. The acquisition will be financed through cash of $5.7 million, existing credit facilities of $15.7 million and the assumption of existing mortgages.

DIVIDEND INCREASE

On August 15, 2003, the Board of Directors declared a quarterly cash dividend of $0.075 (Canadian) per share on the outstanding common shares. The dividend is payable on September 10, 2003 to shareholders of record at the close of business on August 28, 2003. The dividend equates to an annual cash dividend rate of $0.30 per common share, which is an increase from the previous annualized dividend rate of $0.08 per common share. Management and the Board of Directors indicated that the increase in the dividend rate is a reflection of the Company’s financial strength and future prospects.

CAPITAL IMPROVEMENTS

Place Samuel De
Champlain,
Quebec City, Quebec

Boardwalk Equities Inc.

Second Quarter Report, 2003

FINANCIAL OUTLOOK AND MARKET GUIDANCE

In its 2002 annual report, specific targets were set by the Corporation with respect to its fiscal 2003 overall financial performance. These targets, and any revisions, are outlined in the following table:

	2003 Objectives	2003 Revised	2002 Actuals

FFO Forecast	$1.40 to $1.44	$1.34 to $1.38	$1.26
New Unit Acquisitions	1,000 to 2,000	1,000 to 2,000	3,558
Stabilized Buildings NOI Growth	3.0% to 5.0%	0 to 1%	7.5%

The Company does not provide specific FFO guidance on a quarterly basis, but will revise its annual guidance range on a quarterly basis if warranted. Based on this, the Company has determined that an update to existing assumptions for the current fiscal year warrant a downward revision to market guidance. The revision is mainly the result of our adjustment to estimates of stabilized NOI growth. This decrease is due to lower than anticipated revenues, the result of a slower lease-up process. Although we do feel the lease-up process is continuing in a positive manner, it is not at the pace that we originally anticipated. Despite the Company being able to take advantage of the low interest rate environment and refinancing loans at interest rates lower then anticipated, the benefit reported did not exceed the slower revenue pick up. Management has thus revised guidance from the original range of $1.40 to $1.44, to $1.34 to $1.38.

FORWARD-LOOKING STATEMENTS

This discussion contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are statements that involve risks and uncertainties, including, but not limited to, changes in the demand for apartment and townhome rentals, the effects of economic conditions, the impact of competition and competitive pricing, the effects of the Company’s accounting policies and other matters detailed in the Company’s filings with Canadian and United States securities regulators available on SEDAR in Canada and by request through the Securities and Exchange Commission in the United States, including matters set forth in the Company’s Annual Report to Shareholders under the heading “Management’s Discussion and Analysis”. Because of these risks and uncertainties, the results, expectations, achievements, or performance described in this release may be different from those currently anticipated by the Company.

Respectfully,

Roberto A. Geremia
Senior Vice President, Finance and Chief Financial Officer

Boardwalk Equities Inc.

Second Quarter Report, 2003

CONSOLIDATED BALANCE SHEETS

(CDN$ THOUSANDS)

As at

	June 30,	December 31,
	2003	2002

	(Unaudited)	(Audited)
Assets
Revenue producing properties	$1,665,381	$1,604,277
Properties held for development	7,263	7,038
Mortgages and accounts receivable	10,943	14,704
Other assets	13,113	13,723
Deferred financing costs	36,175	37,521
Segregated tenants’ security deposits	7,153	7,596
Cash and cash equivalents	1,121	23,631

	$1,741,149	$1,708,490

Liabilities
Mortgages payable	$1,336,490	$1,307,177
Accounts payable and accrued liabilities	16,120	21,498
Refundable tenants’ security deposits and other	10,097	10,496
Capital lease obligations	4,069	4,598
Future income taxes (NOTE 7)	67,183	62,976

	$1,433,959	$1,406,745

Shareholders’ Equity
Share capital (NOTE 5)	270,290	266,516
Retained earnings	36,900	35,229
	307,190	301,745

	$1,741,149	$1,708,490

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Approved by the Board:

Sam Kolias, Director	David V. Richards, Director

Boardwalk Equities Inc.

Second Quarter Report, 2003

CONSOLIDATED STATEMENTS OF EARNINGS

(CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	3 months	3 months	6 months	6 months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2003	2002	2003	2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue
Rental income	$66,675	$59,487	$132,382	$114,171
Sales — properties held for resale (NOTE 2)	—	7,498	—	7,498

	$66,675	$66,985	$132,382	$121,669

Expenses
Revenue producing properties:
Operating expenses	$8,141	$6,261	$16,379	$11,780
Utilities	8,061	5,686	18,294	15,978
Utility rebate (NOTE 8)	—	(67)	—	(3,302)
Property taxes	6,376	5,708	12,889	10,909
Cost of sales — properties held for resale (NOTE 2)	—	6,531	—	6,531
Administration	5,826	4,958	11,678	9,685
Financing costs	19,002	18,568	37,975	35,331
Deferred financing costs amortization	1,169	496	1,833	1,023
Amortization	12,442	11,594	24,617	22,487

	$61,017	$59,735	$123,665	$110,422

Earnings from continuing operations before income taxes	$5,658	$7,250	$8,717	$11,247
Large corporations taxes	1,018	862	1,840	1,523
Future income taxes (NOTE 7)	2,085	2,409	3,555	3,823

Earnings from continuing operations	$2,555	$3,979	$3,322	$5,901

Earnings from discontinued operations, net of tax (NOTE 4)	—	7	751	19

Net earnings for the period	$2,555	$3,986	$4,073	$5,920

Basic earnings per share (NOTE 6)
from continuing operations	$0.05	$0.08	$0.07	$0.12
from discontinued operations	$0.00	$0.00	$0.01	$0.00

Basic earnings per share	$0.05	$0.08	$0.08	$0.12

Diluted earnings per share (NOTE 6)
from continuing operations	$0.05	$0.08	$0.07	$0.12
from discontinued operations	$0.00	$0.00	$0.01	$0.00

Diluted earnings per share	$0.05	$0.08	$0.08	$0.12

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Boardwalk Equities Inc.

Second Quarter Report, 2003

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(CDN$ THOUSANDS)

	6 months	6 months
	ended	ended
	June 30, 2003	June 30, 2002

	(Unaudited)	(Unaudited)
Retained earnings, beginning of period	$35,229	$26,782
Net earnings for the period	4,073	5,920
Dividends paid	(2,010)	(2,477)
Premium on share repurchases	(392)	(579)

Retained earnings, end of period	$36,900	$29,646

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Boardwalk Equities Inc.

Second Quarter Report, 2003

CONSOLIDATED STATEMENTS OF CASH FLOWS

(CDN$ THOUSANDS)

	3 months	3 months	6 months	6 months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2003	2002	2003	2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash obtained from (applied to):
Operating activities
Net earnings for the period	$2,555	$3,986	$4,073	$5,920
Earnings from discontinued operations (NOTE 4)	—	(7)	(751)	(19)
Income taxes	2,085	2,409	3,555	3,823
Amortization	12,442	11,594	24,617	22,487

Funds from continuing operations	$17,082	$17,982	$31,494	$32,211

Funds from discontinued operations	—	24	33	56
Net change in operating working capital	2,828	426	324	3,538
Net change in properties held for development	1,783	5,990	1,672	5,857

Total cash provided by operating activities	$21,693	$24,422	$33,523	$41,662

Financing activities
Issue of common shares for cash (net of issue costs)	$1,310	$4,472	$4,013	$5,584
Stock repurchase program	—	—	(628)	(1,045)
Dividends paid	(1,008)	—	(2,010)	(2,477)
Financing of revenue producing properties	46,061	15,702	88,864	100,883
Repayment of debt on revenue producing properties	(51,982)	(17,727)	(75,888)	(75,929)
Deferred financing costs incurred (net of deferred financing costs amortization)	(664)	(39)	(937)	(1,854)

	$(6,283)	$2,408	$13,414	$25,162

Investing activities
Purchases of revenue producing properties (NOTE 3)	$(3,915)	$(71,991)	$(46,433)	$(74,817)
Project improvements to revenue producing properties	(11,812)	(8,410)	(23,299)	(14,946)
Net cash proceeds from sale of properties	—	—	1,223	—
Technology for real estate operations	(648)	(119)	(938)	(673)

	$(16,375)	$(80,520)	$(69,447)	$(90,436)

Decrease in cash and cash equivalents balance during the period	$(965)	$(53,690)	$(22,510)	$(23,612)
Cash and cash equivalents, beginning of period	$2,086	$55,750	$23,631	$25,672

Cash and cash equivalents, end of period	$1,121	$2,060	$1,121	$2,060

Taxes paid	$918	$1,200	$1,734	$1,809

Interest paid	$19,235	$17,095	$38,088	$33,487

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Boardwalk Equities Inc.

Second Quarter Report, 2003

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2003

(Tabular amounts in Cdn$, thousands, except number of shares and per share amounts unless otherwise stated)

NOTE 1 — BASIS OF PRESENTATION

These unaudited interim consolidated financial statements of Boardwalk Equities Inc. (the “Corporation”) have been prepared in accordance with the recommendations of the handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”) and with the recommendations of the Canadian Institute of Public and Private Real Estate Companies (“CIPPREC”) and are consistent with those used in the audited consolidated financial statements as at and for the year ended December 31, 2002, except as described in Note 2 below. These interim financial statements do not include all of the disclosures required by Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to annual financial statements, and therefore, they should be read in conjunction with the audited consolidated financial statements.

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and to make disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Due to seasonality, the operating results for the three and six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003.

NOTE 2 — ACCOUNTING POLICY CHANGES

STOCK-BASED COMPENSATION PLANS

Effective January 1, 2003, the Corporation changed its accounting policy for stock options granted on or after that date to reflect early adoption of the CICA exposure draft on section 3870 of the CICA Handbook. Under the new policy, the Corporation now determines the fair value of stock options, using an accepted option-pricing model, on their grant date and recognizes this amount as compensation expense over the period the stock options vest, with a corresponding increase to contributed surplus in shareholders’ equity. The new accounting policy has been applied prospectively. If there are any further changes to the exposure draft, the Corporation will adjust the policy to reflect section 3870 in its final form.

Previously under the Corporation’s intrinsic value method policy, the Corporation did not record compensation expense for stock options granted to directors, executives and employees in the financial statements because there was no intrinsic value at the date of grant. Note 5 discloses the pro forma amounts to the Corporation’s net earnings and net earnings per share for the three and six months ended June 30, 2003 and 2002 had the impact of compensation costs using the fair value method been applied effective January 1, 2002.

DISPOSAL OF LONG-LIVED ASSETS

Effective January 1, 2003, the Corporation adopted the new CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, for disposals on or after January 1, 2003. The recommendations of this section requires disposal of long-lived assets be classified as held for sale, and the results of operations and cash flows associated with the assets disposed be reported separately as discontinued operations, less applicable income taxes. A long-lived asset is classified by the Corporation as an asset held for sale at the point in time when it is available for immediate sale, management has committed to a plan to sell the asset and is actively locating a buyer for the asset at a sales price that is reasonable in relation to the current fair value of the asset, and the sale is probable and expected to be completed within a one-year period. For unsolicited interest in a long-lived asset, the asset is classified as held for sale only if all the conditions of the purchase and sale agreement have been met, a sufficient purchaser deposit has been received and the sale is probable and expected to be completed shortly after the end of the current period. The impact of adopting the new recommendations for disposals of long-lived assets on or after January 1, 2003 is disclosed in Note 4.

DISCLOSURE OF GUARANTEES

Effective January 1, 2003, the Corporation adopted Accounting Guideline 14 (AcG-14), Disclosure of Guarantees. This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given, regardless of whether it will have to make payments under the guarantees. Please refer to Note 10 for further disclosure on the Corporation’s guarantees.

Boardwalk Equities Inc.

Second Quarter Report, 2003

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the presentation of the current period, or as a result of accounting changes.

NOTE 3 — ACQUISITIONS AND DISPOSITIONS OF REVENUE PRODUCING PROPERTIES

	3 months	3 months	6 months	6 months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Acquisitions	2003	2002	2003	2002

Cash paid	$3,915	$71,991	$46,433	$74,817
Debt assumed	3,165	109,597	15,468	109,597
Total purchase price	$7,080	$181,588	$61,901	$184,414
Fair value adjustment to debt	—	19,500	869	19,500

Book value	$7,080	$201,088	$62,770	$203,914

Units acquired	178	3,100	1,307	3,160

	3 months	3 months	6 months	6 months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Dispositions	2003	2002	2003	2002

Cash received	$—	$3,026	$1,385	$3,026
Vendor take back mortgage	—	500	—	500
Debt assumed by the purchaser	—	3,972	1,655	3,972
Total proceeds	$—	$7,498	$3,040	$7,498
Net book value	$—	$6,531	$1,993	$6,531

Gain on sales before income taxes	$—	$967	$1,047	$967

Units sold	—	121	40	121

Boardwalk Equities Inc.

Second Quarter Report, 2003

NOTE 4 — DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

DISPOSAL OF LONG-LIVED ASSETS

During the first quarter of 2003, the Corporation received a $3.0 million unsolicited offer to purchase a 40-unit property located in Edmonton, Alberta. The sale was completed by the end of the first quarter. There were no dispositions during the second quarter of 2003. Note 3 discloses the carrying amounts of the major assets and liabilities included in the disposition. The following tables set forth the results of operations and cash flows associated with the long-lived asset, separately reported as discontinued operations for the current and prior periods.

EARNINGS FROM DISCONTINUED OPERATIONS

	3 months	3 months	6 months	6 months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2003	2002	2003	2002

Revenue
Rental income	$—	$79	$86	$157
Expenses
Revenue producing properties:
Operating expenses	$—	$7	$4	$17
Utilities	—	15	17	19
Utility rebate (NOTE 8)	—	—	—	(1)
Property taxes	—	5	6	10
Administration	—	3	2	5
Financing costs	—	26	24	51
Deferred financing costs amortization	—	(1)	—	—
Amortization	—	14	—	27
	$—	$69	$53	$128
Operating earnings from discontinued operations before undernoted items and income taxes	$—	$10	$33	$29
Future income taxes	—	(3)	(12)	(10)
Operating earnings from discontinued operations	$—	$7	$21	$19
Gain on disposition	—	—	1,047	—
Future income taxes	—	—	(317)	—
Earnings from discontinued operations	$—	$7	$751	$19

NOTE 5 — SHARE CAPITAL

(a)  Issued

	June 30, 2003		December 31, 2002

	Number	Amount	Number	Amount

Common shares outstanding	50,437	$270,294	50,109	$266,516

Boardwalk Equities Inc.

Second Quarter Report, 2003

(b)  Stock Options

The Corporation has a stock option plan that provides for the granting of options to directors, executives and employees. The stock option plan provides for the granting of options to purchase up to 10,643,636 (December 31, 2002 — 10,643,636) common shares. The exercise price is equal to the market value of the common shares at the date of grant. As at June 30, 2003, there was a total of 2,928,733 (December 31, 2002 — 3,480,072) options outstanding to directors, officers and employees. The exercise prices range from $9.11 to $17.15 (December 31, 2002 — $9.11 to $22.92). These options expire up to August 28, 2012.

	June 30, 2003		December 31, 2002

		Weighted		Weighted
	6 months	average	12 months	average
	options	exercise price	options	exercise price

Outstanding, beginning of period	3,480,072	$12.46	3,647,834	$12.60
Granted	—	—	930,722	$12.16
Exercised	(371,300)	$10.56	(801,633)	$11.02
Forfeited	(180,039)	$19.85	(296,851)	$17.14

Outstanding, end of period	2,928,733	$12.27	3,480,072	$12.46

Options exercisable at period end

The following table summarized information about the options outstanding at June 30, 2003:

Options Outstanding				Options Exercisable

		Weighted			Weighted
		average	Weighted		average	Weighted
Range of		remaining	average		remaining	average
exercise	Number	contractual	exercise	Number	contractual	exercise
prices	outstanding	life (years)	price	exercisable	life (years)	price

$9.01 to $11.00	460,000	6.7	$9.52	418,200	6.7	$9.51
$11.01 to $13.00	1,801,822	6.1	$11.97	1,105,164	6.5	$11.90
$13.01 to $15.00	381,011	5.7	$14.01	271,629	5.3	$13.86
$15.01 to $17.00	270,900	5.9	$16.19	201,320	5.8	$16.26
$17.01 to $18.00	15,000	0.1	$17.15	15,000	0.1	$17.15

	2,928,733	6.1	$12.27	2,011,313	6.2	$12.15

The following table illustrates the impact on the Corporation’s net income and earnings per share if compensation expense had been recorded in the current and prior periods based on the fair value of all stock options granted on or after January 1, 2002:

	3 months	3 months	6 months	6 months
	ended	ended	ended	ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

Compensation Costs	$(509)	$(528)	$(1,046)	$(846)
Net Earnings
As reported	$2,555	$3,986	$4,073	$5,920
Pro forma	$2,046	$3,458	$3,027	$5,074
Net Earnings per Common Share
Basic
As reported	$0.05	$0.08	$0.08	$0.12
Pro forma	$0.04	$0.07	$0.06	$0.10
Diluted
As reported	$0.05	$0.08	$0.08	$0.12
Pro forma	$0.04	$0.07	$0.06	$0.10

Boardwalk Equities Inc.

Second Quarter Report, 2003

The fair value of options granted in the prior year was estimated to be $6.74 on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

	6 months	6 months
	ended	ended
	June 30,	June 30,
	2003	2002

Risk free interest rate	5.33%	5.34%
Expected lives (years)	7 - 10 years	7 - 10 years
Expected volatility	42.56%	42.64%
Dividend per share	$0.05	$0.05

NOTE 6 — PER SHARE CALCULATIONS

The following table sets forth the computation of basic and diluted earnings per share with respect to earnings from continuing operations and earnings from discontinued operations.

	3 months	3 months	6 months	6 months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2003	2002	2003	2002

Numerator
Earnings from continuing operations	$2,555	$3,979	$3,322	$5,901
Earnings from discontinued operations	$—	$7	$751	$19
Denominator
Denominator for basic earnings per share-
weighted average shares	50,356	49,554	50,225	49,445
Effect of dilutive securities Stock options	542	646	521	442

Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	50,898	50,200	50,746	49,887

Basic and diluted earnings per share from continuing operations	$0.05	$0.08	$0.07	$0.12
Basic and diluted earnings per share from discontinued operations	$0.00	$0.00	$0.01	$0.00

NOTE 7 — FUTURE INCOME TAXES

The Corporation’s provision for future income taxes is comprised as follows:

	3 months	3 months	6 months	6 months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2003	2002	2003	2002

Continuing operations	$2,085	$2,409	$3,555	$3,823
Discontinued operations	—	3	329	10

Total future income taxes	$2,085	$2,412	$3,884	$3,833

Boardwalk Equities Inc.

Second Quarter Report, 2003

The future income tax expense is computed as follows:

	3 months	3 months	6 months	6 months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2003	2002	2003	2002

Tax expense based on expected rate of 37% (2002 - 36%)	$2,255	$2,609	$3,785	$4,030
Non-taxable portion of capital gain	—	(197)	(223)	(197)
Adjustment to future income tax liabilities	380	—	916	—
Adjustment for change in effective tax rate	(550)	—	(594)	—

Future income tax expense	$2,085	$2,412	$3,884	$3,833

The future income tax liability is calculated as follows:

	June 30,	December 31,
AS AT	2003	2002

Tax assets related to operating losses	$76,329	$63,254
Tax liabilities related to differences in tax and book basis	(143,512)	(126,230)

Future income tax liability	$(67,183)	$(62,976)

NOTE 8 — UTILITY REBATE

As of March 2, 2002, ATCO Gas, the transporter of all natural gas in Alberta, distributed a non-recurring rebate. The Alberta Energy and Utility Board instructed ATCO Gas to rebate a portion of the sale proceeds of the Viking-Kinsella producing assets to ATCO North customers in the form of a one-time rebate. The rebate was distributed to all ATCO North customers, based on historical usage, at a rate of $3.325/GJ.

NOTE 9 — COMMITMENTS AND CONTINGENCIES

The Corporation has long-term supply arrangements with two electrical utility companies to supply the Corporation with its electrical power needs for Alberta for the next one to three years at a blended rate of approximately $0.07/kwh. These agreements provide that the Corporation purchase its power for all Alberta properties under contract for the upcoming years.

The Corporation also has two physical settlement fixed-price supply contracts for Alberta natural gas requirements. These contracts fix the price of natural gas for 75% of the Corporation’s requirements in Alberta. The two contracts are for physical settlement, and each represents approximately 37.5% of the Corporation’s Alberta requirements. The first of these contracts runs from January 1, 2003 to September 30, 2003, and the second contract runs from January 1, 2003 to September 30, 2004. In aggregate, these contracts provide the commodity at a price of $5.43/GJ. The remaining 25% supply will float at spot prices.

In Saskatchewan, the Corporation has a three-year physical supply agreement to supply 100% of the Corporation’s natural gas requirements for that province. The agreement extends until October 31, 2005 at a fixed price of $5.20/GJ.

NOTE 10 — GUARANTEES

In the normal course of business, the Corporation enters into various agreements that may contain features that meet the AcG-14 definition of a guarantee. AcG-14 defines a guarantee to be a contract (including an indemnity) that contingently requires the Corporation to make payments to the guaranteed party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or (iii) failure of a third party to pay its indebtedness when due.

In connection with the sales of properties by the Corporation, a mortgage assumed by the purchaser will have an indirect guarantee provided by Boardwalk to the lender until the mortgage is refinanced by the purchaser. In the event of default by the purchaser, Boardwalk would be liable for the outstanding mortgage balance. The Corporation’s maximum exposure as at June 30, 2003 is approximately $8.1 million. In the event of default, the Corporation’s recourse for recovery includes the sale of the respective building asset. The Corporation expects that the proceeds from the sale of the building asset will cover, and in most likelihood exceed, the maximum potential liability associated with the amount being guaranteed. Therefore, as at June 30, 2003, no amounts have been recorded in the consolidated financial statements with respect to the above noted indirect guarantees.

Boardwalk Equities Inc.

Second Quarter Report, 2003

NOTE 11 — SEGMENTED INFORMATION

The Corporation specializes in multi-family residential housing and operates primarily within one business segment in four provinces located in Canada. The following summary presents segmented financial information for the Corporation’s continuing operations by geographic location:

	3 months	3 months	6 months	6 months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2003	2002	2003	2002

Alberta
Revenue	$37,885	$37,487	$75,528	$75,262
Expenses
Operating	4,652	4,376	9,368	8,196
Utilities	4,510	3,399	9,826	10,235
Utility rebate	—	(67)	—	(3,292)
Property taxes	2,738	2,657	5,643	5,316
	11,900	10,365	24,837	20,455

Net operating income from continuing operations	$25,985	$27,122	$50,691	$54,807

Saskatchewan
Revenue	$8,389	$7,952	$16,843	$16,207
Expenses
Operating	1,004	943	2,161	1,858
Utilities	841	632	2,073	2,255
Property taxes	1,200	1,187	2,399	2,387
	3,045	2,762	6,633	6,500

Net operating income from continuing operations	$5,344	$5,190	$10,210	$9,707

Ontario
Revenue	$8,683	$8,293	$17,220	$16,482
Expenses
Operating	1,170	1,122	2,446	2,286
Utilities	1,367	1,152	3,344	2,927
Property taxes	1,353	1,313	2,704	2,635
	3,890	3,587	8,494	7,848

Net operating income from continuing operations	$4,793	$4,706	$8,726	8,634

Quebec (2002 - 2 months of operations only)
Revenue	$11,454	$5,313	$22,004	$5,313
Expenses
Operating	1,203	365	2,324	365
Utilities	1,340	439	2,959	439
Property taxes	1,095	529	2,130	529
	3,638	1,333	7,413	1,333

Net operating income from continuing operations	$7,816	$3,980	$14,591	$3,980

Total
Net operating income from continuing operations	$43,938	$40,998	$84,218	$77,128
Unallocated revenue*	348	8,018	786	8,405
Unallocated expenses**	(41,731)	(45,037)	(81,682)	(79,632)

Net income from continuing operations	$2,555	$3,979	$3,322	$5,901

Boardwalk Equities Inc.

Second Quarter Report, 2003

	June 30,	December 31,
AS AT	2003	2002

Alberta
Identifiable Assets
Revenue Producing properties	$970,208	$971,598
Mortgages and accounts receivable	6,278	8,550
Deferred financing costs	24,505	25,464
Tenants’ security deposit	6,103	6,559

	$1,007,094	$1,012,171

Saskatchewan
Identifiable Assets
Revenue producing properties	$180,068	$180,792
Mortgages and accounts receivable	—	22
Deferred financing costs	4,548	4,714
Tenants’ security deposits	1,050	1,037

	$185,666	$186,565

Ontario
Identifiable Assets
Revenue producing properties	$215,395	$215,175
Mortgages and accounts receivable	180	1,166
Deferred financing costs	2,788	2,954

	$218,363	$219,295

Quebec
Identifiable Assets
Revenue producing properties	$292,319	$229,272
Mortgages and accounts receivable	4,442	4,709
Deferred financing costs	4,303	4,357

	$301,064	$238,338

Total Assets
Identifiable assets	$1,712,187	$1,656,369
Unallocated assets***	28,962	52,121

	$1,741,149	$1,708,490

*	Unallocated revenue includes interest income and other non-rental income from continuing operations.

**	Unallocated expenses include non-rental operating expenses, administration, financing costs, amortization, income taxes and other provisions from continuing operations.

***	Unallocated assets include properties held for development, cash, short-term investments and other assets.

NOTE 12 — SUBSEQUENT EVENTS

Subsequent to June 30, 2003, the Corporation contracted to acquire 646 residential units from unrelated third parties for an aggregate price of $45.0 million. The acquisition will be financed through cash and existing credit facilities of 26.7 million.

Subsequent to the second quarter ended, the Corporation also increased the quarterly cash dividend from $0.02 to $.075 (Canadian) per share on the outstanding common shares. The dividend equates to an annual cash dividend rate of $0.30 per common share compared to the previous annualized dividend rate of $0.08 per common share.

Boardwalk Equities Inc.

Second Quarter Report, 2003

CORPORATE INFORMATION

EXECUTIVE OFFICES

Calgary
First West Professional Building
Suite 200, 1501 — 1 Street SW
Calgary, Alberta T2R 0W1
Telephone: 403.531.9255
Facsimile: 403.531.9565
Website: www.bwalk.com

Toronto
Boardwalk Equities (Ontario) Inc.
Suite 220, 141 Adelaide Street West
Toronto, Ontario M5H 3L5
Telephone: 416.364.0849
Facsimile: 416.866.2156

SOLICITORS

Stikeman Elliott
4300 Bankers Hall West
888 — 3 Street SW
Calgary, Alberta
T2P 5C5

Butlin Oke Roberts & Nobles
100, 1501 — 1 Street SW
Calgary, Alberta
T2R 0W1

BANKERS

TD Canada Trust
340 — 5 Avenue SW
Calgary, Alberta
T2P 2P6

AUDITORS

Deloitte & Touche LLP
3000, 700 — 2 Street SW
Calgary, Alberta
T2P 0S7

REGISTRAR AND TRANSFER AGENT

Computershare Trust
Company of Canada
600, 530 — 8 Avenue SW
Calgary, Alberta
T2P 3S8

EXCHANGE LISTINGS

The Toronto Stock Exchange
The New York Stock Exchange

OFFICERS AND SENIOR MANAGEMENT

R. Douglas Biggs
Vice President, Legal Affairs

William Chidley
Senior Vice President, Corporate Development

Jean Denis
Vice President, Quebec Acquisitions

Manjeet Dhillon
Vice President and Controller

John E. Dill
Vice President, Eastern Acquisitions

Roberto A. Geremia
Senior Vice President, Finance and
Chief Financial Officer

Michael Guyette
Vice President, Technology

Mike Hough
Senior Vice President

Sam Kolias
President and Chief Executive Officer

Van Kolias
Senior Vice President, Quality Control

Helen Mix
Vice President, Human Resources

Shaun Renneberg
Vice President, Capital Projects

Lisa Russell
Vice President, Western Acquisitions

Kelly Sadiura
Vice President, Customer Service and
Process Design

Kevin P. Screpnechuk
Senior Vice President, Rental Operations

INVESTOR AND SHAREHOLDER
INFORMATION

Paul Moon
Director of Corporate Communications
Telephone: 403.531.9255
Facsimile: 403.261.9269
Website: www.investor.bwalk.com
Email: investor@bwalk.com

Boardwalk Equities Inc.

Second Quarter Report, 2003